EXHIBIT 3

Bloomberg Markets
Bloomberg National
October 18th, 2017  10-11 AM

TEASER #1

Vonnie Quinn, Host:  Here are the top stories we’re covering from the Bloomberg & around the world. ADP hitting back against activist investor Bill Ackman with a new shareholder letter out this morning. Lots of accusations – we’ll have an exclusive interview with CEO Carlos Rodriguez this hour.

TEASER #2

Vonnie Quinn:  Plus, our exclusive interview with ADP CEO Carlos Rodriguez. This ahead of the company’s annual shareholder meeting on November 7th – a crucial vote could perhaps decide the fate of the board, activist investor Bill Ackman demanding change. I’ll speak with Carlos Rodriguez next. This is Bloomberg.

SEGMENT

Vonnie Quinn:  Well, ADP handles the payroll for roughly 1 in 6 Americans. We regularly cite ADP’s high frequency data on the labor market here on Bloomberg. But recently, the company’s been in focus because of an almighty proxy battle. Activist investor Bill Ackman has been pushing for three board seats at the next annual meeting in just three weeks. ADP, with a letter to shareholders today, urging them to vote to re-elect the current slate of ten directors. Here’s a quote: “Part of the difference of us and Pershing Square is maybe a lack of appreciation for how much risk there is to client retention.” We’re joined now by the president who wrote that, ADP CEO Carlos Rodriguez. Let’s set the stage for a moment, Carlos, and thank you very much for joining.

Carlos Rodriguez, ADP:  Thank you.

Vonnie Quinn:  Bill Ackman came out and said that he could help drive the share price, you know, to as much as $255 from where it is now in the 120 range. In three years, he contends that you could improve margins by 1200 basis points, and you know, that with new directors and possibly a new CEO, although that’s up for question, that the company would do much better for shareholders. You came out and called him a spoiled brat. Do you think maybe you both got off to the wrong start and this got a lot more nasty than it needed to, that you both make some great points?

Carlos Rodriguez:  I think we’ve both moved on, I think, to talk about the facts, and about how we can make ADP better. We obviously have a different idea about the pace and the risk that’s involved in moving as quickly and as aggressively as Bill is suggesting, and he’s had some prior experiences with some other companies like Valeant and JCPenney, where the risk/reward ratio obviously was tilted in the wrong direction, and we just want to make sure that we don’t make the same mistakes here at ADP.

Vonnie Quinn:  Very different plays, though, and we could totally get into the impact that his position in Valeant had – whether or not it made money for his shareholders is another question. But in your case, he does make some great points about margin improvement, quicker margin improvement. There are risks there, client [inaudible] and so forth, but what’s wrong with his argument that you need to improve margins and there’s very obvious ways to do it?

Carlos Rodriguez:  Well, I hate to bring you back to the JCPenney example, though Valeant might be different. But in the case of JCPenney, it was also an idea of aggressive margin improvement. He brought in his own CEO, he had his own plan, and it didn’t work out, obviously—

Vonnie Quinn:  Totally different industry, though.

Carlos Rodriguez:  Absolutely.

Vonnie Quinn:  I mean, retail has its own problems. Let’s just concentrate on ADP and why that’s a bad argument for ADP.

Carlos Rodriguez:  Sure. Well, it’s a bad argument because we’ve made progress ourselves already, and we have a plan to continue to make progress. Over the last six years, under my tenure, our margins have improved 580 basis points, and we just guided to another 500 basis point improvement over the next three years. So, if Bill [inaudible] is advocating for a 1200 basis point margin improvement, we’ve, over the course of six to nine years, we’ve been able to accomplish the same thing. So, I think it does come down to a difference in opinions about pace and risk.

Vonnie Quinn:  Yes, and I don’t think anyone would dispute that you have a fantastic record as, you know, at the head of the company and that shareholders have been quite happy with your tenure so far.

Carlos Rodriguez:  I appreciate that.

Vonnie Quinn:  However, if there is more improvement to be made quicker, why reject that idea? Why not make more advancements in technology, for example, quicker?

Carlos Rodriguez:  Well, we’ve made a lot of advancements in technology. I think part of what’s maybe happened here is the first time we were contacted by Pershing Square was in August, and so I think Bill and Pershing Square don’t have a lot of information, a lot of data around the investments that we’ve been making in technology, and the transitions we’ve made, we’ve moved 83% of our clients to new cloud technology. So, I think it’s just not accurate that ADP’s not been focused on technology. We’ve brought on four new directors over the last three years, three of which have strong technology experience, including Bill Ready, who’s the COO of PayPal.

Vonnie Quinn:  Absolutely. And in small and medium businesses, you’re doing extraordinarily well – everybody is on one network – which then would bring up the question: why not then cut headcount there and save some costs, at least in those two businesses, until you get to the other two businesses and make the technology advancements there?

Carlos Rodriguez:  Well, as you pointed out, we’ve made some great progress in our small business division, in our mid-market division, and we’ve gotten some great efficiencies there as a results of the improvements in technology.

Vonnie Quinn:  But no cut on headcount.

Carlos Rodriguez:  Well, we have had reductions in headcount in those businesses, and we’ve had a lot of improvement in productivity, and our margins, I think, we’ve disclosed publicly are double what they were five years ago in the small business division, and our hope is to continue to do that in other parts of ADP’s business as we continue the technology transformation that we have underway.

Vonnie Quinn:  Okay. So, you say there are headcount cuts. We’ll grant you that, although you haven’t mentioned how many. What about real estate consolidation? Why balk at that? That’s another place where you could put in some efficiencies.

Carlos Rodriguez:  Well, again, this is, I think, maybe a place where there was misinformation or miscommunication. About 18 months ago, we publicly announced a restructuring plan and took a charge in order to consolidate our footprint and our operations, so I think there’s really no disagreement. I just don’t know why Bill wasn’t aware that that was an effort that was underway.

Vonnie Quinn:  Are you talking about the headquarters?

Carlos Rodriguez:  No, I thought Bill’s point was about consolidating kind of the multiple locations that we have, which is the plan that we have underway. I haven’t heard anything—

Vonnie Quinn:  So, what is the exactly plan?

Carlos Rodriguez:  To reduce our footprint from – I think we have approximately 130 locations – down to around 60, and just in the last 12 months we’ve closed down 30 different locations.

Vonnie Quinn:  Now, will headcount go down then, from 60,000 employees, and to what, if that is the case?

Carlos Rodriguez:  Well, we focus, really, on growing our business and improving the productivity of our workforce, not necessarily on just cutting headcount. I think Bill’s plan of improving margins would require, we estimate, somewhere between 15,000 and 20,000 jobs to go away out of 58,000 that we have today. We think that presents a lot of risk to the company and to the clients. But we have a plan that we’ve been executing on for the last six years that drives, every year, strong revenue growth, and then improved productivity, which is how it leads to good margin improvement.

Vonnie Quinn:  Let’s talk about the board for a second. Why ten directors? Why not give Bill a director or two? What’s—I mean, he wants three. Maybe that’s a lot. But what would be the disadvantage to bringing on one or two more people who might just bring some new ideas?

Carlos Rodriguez:  Well, I think there’s—I think, theoretically, no harm in bringing on one or two more people. We do have a board of ten, and that’s what the size of the board is today, and I think our nominating governance committee interviewed the three candidates that Bill has proposed, and I think they came to the conclusion that there was really no added value. As I mentioned, we’ve brought on four new directors over the last three years or so, so the board has been refreshed, it has a good mix of strong tenure, and also fresh blood and fresh thinking, including some very strong technology folks, and so I think the conclusion of the nominating governance committee is just that there was really no new ideas and new—no added skills that were brought to the board.

Vonnie Quinn:  So, there are definitely some fantastic directors that shareholders are very happy with. Why Glenn Hubbard? He seems to be a name that comes up a lot. You know, he has board experience – perhaps too much board experience. Bill Ackman says he’s on too many boards and can’t, you know, add anything to the ADP board.

Carlos Rodriguez:  Well, I think Glenn Hubbard is a fantastic director, and I look to him as one of the folks who has continuity and tenure on the board and has a lot of experience about what the company strategy has been over many years. He’s very well-known economist, as you know, and he, I think, adds a lot of value to the board in terms of us keeping us informed on what’s happening in the economy. As you know, ADP relies a lot on what’s going on from the economic standpoint, given the business that we’re in, so I think Glenn is a very strong director that we’re very happy with, and up until now, no one’s ever questioned Glenn’s value to the board.

Vonnie Quinn:  And I should mention that two of the candidates, along with himself, that Bill Ackman is proposing to have added or put on the board or to replace some of your board members, we’ll be having a fireside chat with an analyst from Sanford C. Bernstein, Lisa Ellis, tomorrow at 1 PM in Chicago. So, they will at least get to have their say. You know, that same analyst, Lisa – who has an outperform on ADP, by the way, she’s very positive on the company, thinks you’ve done some great work – also says that, you know, that there are advantages here, and that perhaps, you know, there’s a way for you all to work together, and that maybe board expansion could take place next year. It’s obviously a little too late for this year.

Carlos Rodriguez:  Well, I think, you know, the board is always open to ideas. I think we’ve been listening to Bill’s plan. The board had a meeting actually, with Bill, the entire board had a special meeting to listen to Bill’s ideas around margin expansion and some of the other ideas he has around consolidating operations, etcetera. So, the board has always been open, continues to be open to new ideas.

Vonnie Quinn:  Why eleven layers of management?

Carlos Rodriguez:  Well, we don’t have eleven layers of management, so I think just because Bill says we have eleven layers of management might not be—

Vonnie Quinn:  How many layers do you have?

Carlos Rodriguez:  We—in most places we have seven; in some places where we have—we’re a large global organization, and so where we have our global operations, it extends up until nine.

Vonnie Quinn:  Why nine?

Carlos Rodriguez:  Well, we have 58,000 employees, so I think if you really start with me, and you assume a normal span of control, which is—I have 12 direct reports, and then each of those 12 has between 8 and 12 direct reports. I think the math just gets you. Most large companies have somewhere in the seven to nine range, if they’re run efficiently, and it’s something that we look at on a regular basis. About six years ago, we had an initiative where we brought in some outside help to really reduce our layers and we went from higher levels—higher layers to lower layers, and we did it again in the fourth quarter of fiscal year ’16. So, it’s something that we look at on a regular basis.

Vonnie Quinn:  Okay. That same analyst, Lisa Ellis, did do a bit of a survey, and found that maybe, you know, roughly half the shareholders are actually open to the Bill Ackman idea. Half are backing you – not exactly half. But it sounds like there is appetite there for some of Ackman’s ideas. What do you think will happen moving forward? Will you enact maybe a couple of his proposals? Will things get a little warmer between you? I mean, he’s [inaudible] the company. I mean, he’s got derivative cont—

Carlos Rodriguez:  Well, things are pretty warm already between us, as you probably know.

Vonnie Quinn:  Warm, not hot.

Carlos Rodriguez:  But let me just say on the survey that Lisa did, because we’ve been meeting with a lot of investors ourselves, so we have kind of our own survey that we’re doing. She interviewed 48 people, 24 of which were shareholders. There’s only 24; we have thousands of shareholders, as you can imagine. She didn’t disclose what percent ownership those 24 have.

Vonnie Quinn:  True, too.

Carlos Rodriguez:  And not how many of the 24 were hedge funds versus long only. So, I think, statistically, not valid.

Vonnie Quinn:  It’s definitely a random sample. Yeah, mhmm.

Carlos Rodriguez:  Well, not just random; I think it’s just not statistically valid. So, I think we like to—we believe that based on the meetings we’ve had with investors, that investors I think appreciate our performance, and they also appreciate the plan that we have going forward.

Vonnie Quinn:  So, you would imagine that less than that would be in favor of some of Bill’s ideas?

Carlos Rodriguez:  We’re certainly counting on that; otherwise we wouldn’t be in a proxy battle.

Vonnie Quinn:  All right. Well, will you come back and share more, perhaps after the annual meeting, which takes place November 7th at which you’ll be fighting Bill’s proposals, right? You’ve already sent that letter out.

Carlos Rodriguez:  I would love to come back. Thank you.

Vonnie Quinn:  Carlos, thank you very much. That’s Carlos Rodriguez, ADP CEO.

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